UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement:
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer
Nada Holdings, Inc.

Legal status of Issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of Organization
       October 15, 2018

Physical Address of Issuer
2512 Boll St, Dallas, TX 75204

Website of Issuer
https://JoinNada.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted
OpenDeal Portal LLC dba "Republic"

CIK Number of Intermediary
0001751525

SEC File Number of Intermediary
007-00167

CRD Number of Intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount

$25,000.00

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount)

$5,000,000

Deadline to reach the Target Offering Amount

July 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees

5

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$385,644	$170,652
Cash & Cash Equivalents	$223,472	$76,115
Accounts Receivable	$34,990	$16,680
Short-term Debt	$382,157	$146,735
Long-term Debt	$993,888	$500,000
Net Revenues/Sales	$557,388	$203,097
Cost of Services Sold	$422,179	$65,043†
Taxes Paid *	$885	$450
Net Income	$(514,199)	$(411,767)

* Taxes paid consists solely of annual report, entity and franchise taxes paid in Delaware and Texas.
† This amount is comprised solely of the cost of services sold.

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

Explanatory Note

Nada Holdings, Inc. (the "Company") is filing this Form C/A to (i) increase the maximum offering amount from $1,070,000 to $5,000,000; (ii) include the Company's audited financial statements for fiscal years ended on December 31, 2020 and December 31, 2019, attached hereto as Exhibit C and modify the Company's disclosure of its financials for such periods; (iii) update the use of proceeds from the offering (see "Use of Proceeds"); (iv) update the Company's cash and cash equivalents (see "Cash and Cash Equivalents"); (v) update the Company's capitalization due to the sale and issuance of additional Simple Agreements for Future Equity in the aggregate amount of $305,000, 6,199 warrants issued and outstanding, and 2 intermediate closings of Crowd SAFEs in an amount of $472,494.90 (see "Capitalization and Ownership", "Cash and Cash Equivalents", and "Previous Offerings of Securities"); (vi) include "Early Bird" pricing wherein investments made on or prior to 12 PM EST on May 31, 2021 will be at a $12,000,000 Valuation Cap and investments made after 12 PM EST May 31, 2021 will be at a $16,000,000 Valuation Cap (see "Conversion Upon the First Equity Financing", "Conversion After the First Equity Financing" and the Exhibit C - "Crowd SAFE") (vii) include a pending litigation matter (See "Litigation"); and (vii) extend the offering deadline from April 30, 2021 up to and including July 31, 2021.


April 30, 2021

Nada Holdings, Inc.



Up to $5,000,000 of Crowd SAFE
(Simple Agreement for Future Equity)


Nada Holdings, Inc. ("**Nada Holdings**", the "**Company**", "**we**" "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds

Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE **3**.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE

UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.JoinNada.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/nada

The date of this Form C/A is April 30, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Nada Holdings, Inc. is a vertically integrated, real estate technology company, incorporated/formed in Delaware as a corporation on October 15, 2018.

The Company is located at 2512 Boll St., Dallas, TX 75204.

The Company's website is https://JoinNada.com.

The Company conducts business in Texas and offers its service through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/nada and is attached as Exhibit D to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	$25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	1.00 per Unit
Minimum Individual Purchase Amount	$100+
Offering Deadline	July 31, 2021
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 28.

* The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. With shelter-in-place orders, non-essential business closures, market turmoil, and job losses experienced around the country and in the Company's market, especially during the late spring and early summer periods of 2020, the Company's revenue was adversely affected. The Company and industry experienced a recovery in late 2020; however, there remains uncertainty surrounding the future with COVID-19. The potential for future COVID-19 effects resulting in business closures, market turmoil, rising unemployment and other related factors could materially impact the Company's business and the Company going forward in 2021 and beyond.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 2,000,000 shares of common stock, of which 613,750 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on John Green, our CEO and Mauricio Delgado, our Chief Product Officer. The Company has or intends to enter into employment agreements with John Green and Mauricio Delgado; however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of John Green, Mauricio Delgado, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Nada Holdings Inc. is a vertically integrated real estate technology company that offers residential realty, insurance, title, and financial services to customers, aiming to make homeownership more accessible and flexible for homeowners and real estate investors throughout the residential real estate marketplace.

Business Plan

The Company plans to achieve the following in the next 12-18 months:

1. Fully launch our mortgage service vertical, "Nada Loans", to extend purchase and refinance financing services;

2. Extend the functionality of our digital platform by integrating each service into our digital platform to reduce friction and increase service capture rates;

3. Release our new consumer financial product which provides homeowners with liquidity in exchange for a lien-secured equity interests in their owner-occupied single-family home, referred to as "Homeshares";

4. Establish a partner channel to extend the Nada digital platform and consumer products to other independent real estate brokerage companies;

5. Grow market-share within our existing markets and expand to additional markets;

6. Completion of our consumer-facing real estate portfolio product: an application with features supporting real estate services, financial services, real estate asset management, real estate investing, and portfolio monitoring activity.

The Company's Products and/or Services

Product / Service	Description	Current Market
Nada Web Platform	A vertically-integrated, tech-enabled buying, selling and owning experience that is streamlined and transparent.	Direct to consumer focused on Generation X and Millennial owners, buyers, or investors of residential real estate. Partnership affiliate model with independent real estate brokerages across the US.
Nada Real Estate Portfolio App	A web and mobile application that helps homeowners and investors manage their real estate investments, browse new investments, trade real estate equity for cash, and monitor their real estate portfolio.	Direct to consumer focused on Generation X and Millennial (25-50 years old) owners or investors of residential real estate. Partnership affiliate model with independent real estate brokerages across the US.
Nada Homeshares	A consumer financial product that provides qualifying homeowners with liquidity without the need to sell their home or the added burden of new debt in exchange for a lien-secured equity interests in their owner-occupied single-family home.	Direct to consumer focused on Generation X and Millennial residential real estate owners. Partnership affiliate model with independent real estate brokerages across the US.

Competition

We compete against other real estate companies. Key competitors in the space include traditional franchise brokerages such as Century 21 and ReMax, as well as tech-enabled brokerages such as Redfin, Opendoor, and Compass.

Customer Base
Our consumer base is comprised of primarily millennial and Generation X consumers (25-50 years old) who own a single-family home or plan to buy or invest in a single-family home.

Supply Chain
Nada provides direct-to-consumer services. Nada recruits from a large pool of qualified and licensed real estate agents, mortgage loan officers, escrow officers, attorneys, and insurance agents throughout the U.S. to deliver these services.

Intellectual Property
The Company has a service mark for the use of the name "nada" for real estate brokerage services and title and escrow services.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88233505	C036.US100101102.G&S: real estate brokerage, real estate consultation, real estate listing, providing information in the field of real estate via the Internet; real estate brokerage services, namely, real estate brokerage, escrow services, and arranging for title insurance; insurance services related to real estate transactions, namely, title insurance consultation, and real estate escrow services.	NADA	12/18/2018	09/03/2019	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
On or about March 10, 2021, a former employee filed a complaint against the Company in the U.S. District Court for the Northern District of Texas. The complaint asserts the following causes of action: (i) retaliation under the False Claims Act; (ii) retaliation under the Fair Labor Standards Act; (iii) failure to pay minimum wages and overtime; and (iv) declaratory relief regarding the ownership of a fraction of shares of the Company's common stock. The amount of damages sought is not specified in the complaint. The current deadline for the Company to respond to the complaint is May 16, 2021. The Company believes it has valid defenses to these claims; however, it is still too early in the proceedings to determine the likely outcome of this matter. As of the date of this filing, the Company does not expect the pending litigation nor its resolution to have a material effect on the Company. The Company is not subject to any other current litigation or threatened litigation at this time.

USE OF PROCEEDS

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$300,000
Marketing	38.00%	$9,500	31.50%	$1,575,000
Technology Development	38.00%	$9,500	31.00%	$1,550,000
Working Capital	18.00%	$4,500	20.00%	$1,000,000
Research & Development	0.00%	$0	12.00%	$600,000
Loan Repayment	0.00%	$0	1.50%	$75,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

Marketing: The Company will invest marketing funds across new customer acquisition digital marketing, customer loyalty and retention programs, co-marketing agreements, and content creation efforts. The Company intends to hire an experienced and established direct-to-consumer marketing professional to lead our marketing and brand strategy.

Technology Development: The Company will use technology development proceeds to extend the functionality of our digital platform by increasing integrations of our services and products and expanding customer features. The Company has established contract relationships with two technology design and development companies of which we plan to extend throughout 2021.

Working Capital: The Company will use working capital proceeds to continue to cover our expenses related to operating our realty and financial services, pay for our workspace, legal, accounting, and other general expenses as needed.

Research & Development: Includes ongoing legal, infrastructure, marketing, technology, and other expenditures related to the release of new consumer financial products.

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements. We plan to use these proceeds as described above; however, the Company may adjust roles and tasks based on the net proceeds of the Offering.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Green	Chief Executive Officer	CEO, Nada Holdings (2018 - present) Vice President, Strategy, Pacific Union Financial (2012-2018)	N/A

		Strategic Advisor, Vamonos Realty (2017 – 2018)	
Mauricio Delgado	Chief Product Officer & Strategy Officer	Chief Product & Strategy Officer, Nada Holdings (2018 - Present) Formerly: Chief Executive Officer, Chief Financial Officer, Chief Product & Strategy Officer, Tricolor Holdings (2013-2016, 2019-2020)	BS, Computer Science, Stanford University M.B.A., Stanford University
Nick Dembla	Director	Director, Nada Holdings (2018 – present) Sales Director, Tavant (2019 – present) Enterprise Account Executive, Capsilon (2015-2019)	B CS, Industrial Engineering, University of Toledo
Vikram Malaney	Director	Director, Nada Holdings (2018-present) CTO, Mobile Globetrotter (2015-present) Co-Founder & Director, Capsilon Software Pvt Ltd. (2002 – present)	B Eng., Computer Engineering, Duke University
Tom Neuman	Director	Owner, Kona Ice Franchise (2011-2019) Program Coordinator, YMCA (2019-present)	Florida State University BS, Business Management

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 2,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**") and 500,000 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 613,750 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock*
Amount Outstanding	613,750 shares outstanding
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 87.52%

*Percentage calculated is an approximation and based on the conversion of Convertible Notes on valuation cap of $10,000,000 and conversion of Crowd and Private SAFEs on valuation cap of $12,000,000.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Warrants
Amount Outstanding	6,199 warrants outstanding
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of the Warrants, the holders of the Warrants will exchange the Warrants for shares of common stock. This will have a dilutive effect on the holders of the outstanding common stock at the time of such exercise.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 1%

Type of security	Simple Agreement for Future Equity ("SAFE I")
Face Value	$305,000
Voting Rights	None
Anti-Dilution Rights	The SAFE holder will have pro rata participation rights that are equivalent to the investors in the next equity financing.
Materials Terms	$12,000,000 Valuation Cap / 80% Discount Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If there is an equity financing before the expiration of the SAFE I, the SAFE I holders will receive an amount of preferred shares equal to the amount of the SAFE I purchased divided by the Conversion Price. This will have a dilutive effect upon the holders of the Security issued pursuant to Regulation CF upon conversion of such securities. In the event of a Liquidity Event, if there are not enough funds to pay the Investor and holders of the Crowd SAFE and other SAFEs outstanding at the time (the "Cash-Out Investors"), then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their purchase amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the liquidity price.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 2.54%

Type of security	Crowd Simple Agreement for Future Equity ("Crowd SAFEs")
Face Value	$472,494.90
Voting Rights	None
Anti-Dilution Rights	The Crowd SAFE holder will have pro rata participation rights that are equivalent to the investors in the next equity financing.
Materials Terms	$12,000,000 Valuation Cap / 80% Discount Rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If there is an equity financing before the expiration of the Crowd SAFE, the Crowd SAFE holders will receive an amount of preferred shares equal to the amount of the Crowd SAFE purchased divided by the Conversion Price. This will have a dilutive effect upon the holders of the Security issued pursuant to Regulation CF upon conversion of such securities In the event of a Liquidity Event, if there are not enough funds to pay the Investor and holders of the Crowd SAFE and other SAFEs outstanding at the time (the "Cash-Out Investors"), then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their purchase amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the liquidity price. The Crowd SAFEs are subject to rescission if the Offering is ultimately withdrawn.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 3.94%

Type of debt	Convertible Notes ("Notes")
Amount outstanding	$500,000 *
Interest Rate and Amortization Schedule	5% per annum
Material Terms	(1) Notes holders' consent is required to do any of the following: (a) Redeem or purchase outstanding stock (excluding repurchases of less than $25,000 and repurchases of restricted stock issued to employees, directors, officers, or consultants); (b) declare or pay dividends unless failure to declare or pay such dividends would result in breach of the Company's Certificate of Incorporation; (c) any change of control transaction or sale of substantially all of the Company's assets; (d) acquire or dispose of assets valued at over $100,000 except in the ordinary course of business); (e) incur indebtedness, except in the ordinary course of business; or (f) change its primary line of business. (2) Note holders are entitled to elect one member of the Board until the Note is no longer outstanding or the original holders of Note no longer hold Preferred Shares issued upon conversion of Note, whichever is later. (3) If the Conversion Price is less than the price per share at which the Securities are issued in the Next Financing, the Company may convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Securities issued in the Next Financing, and on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the new cash investors in the Next Financing relative to the purchase price paid by such investors

Valuation Cap and Discount Rate	If any Note holder elects to convert the Note into Preferred Shares following a financing that does not qualify as a "Next Financing", the Notes shall convert into Preferred Shares based on a valuation cap of $10,000,000. Upon the closing of a "Next Financing", the Note will be converted into Preferred Shares at a discounted rate as follows: (1) Discount rate of 40% if such financing is based on a pre-money valuation of less than $5,000,000; (2) Discount rate of 35% if such financing is based on a pre-money valuation that is between $5,000,000 and $7,999,999.99; (3) Discount rate of 30% if such financing is based on a pre-money valuation that is in equal to or greater than $8,000,000.
Maturity Dates	06/01/2023 *
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering).	5% **

* The Company issued $500,000 of Notes with two-year maturities. The Notes were issued in ten tranches of $50,000 each between 10/23/2018 and 12/3/2019 with varying maturity dates. Following an amendment to the Note agreements, the maturity date for all the Notes was amended to the earlier of the next qualifying financing or 6/01/2023.

** The percentage ownership will depend on whether the conversion of the Note is triggered at the option of the Note holder or if the Note is converted automatically pursuant to the terms of the Note. If the holder elects to convert the Note upon the Company's Series A financing, the Note will convert into the Company's Series A Preferred Stock that is equivalent to 5% of the Company's total outstanding and issued stock at the time of conversion. If the Note is converted automatically, it will convert into an amount of the Company's Series A Preferred Stock at the applicable discount rate based on the total amount of capital that is raised in the Series A financing.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type of debt	Promissory Note
Amount outstanding	$75,000
Interest Rate and Amortization Schedule	6% per annum
Description of Collateral	Non-Recourse
Material Terms	In the event of delinquency, the rate shall be increased to 7.5%. This debt may be satisfied with the capital raised from this offering.
Maturity Date	01/16/2021

Type of debt	Chase Paycheck Protection Program ("PPP")*
Amount outstanding	$51,750
Interest Rate and Amortization Schedule	0.98% per annum
Description of Collateral	All tangible and intangible property of the Company.
Material Terms *	No payments are due until 10/21/2020, at which point payments shall be made in equal instalments until the Maturity Date. Payments shall be allocated to principal and interest at the discretion of the lender unless otherwise required by law. Funds may only be used for purposes specified under the Paycheck Protection Program ("PPP"), enacted under the *Coronavirus Aid, Relief, and Economic Security Act* ("CARES Act").
Maturity Date	04/21/2022

* Pursuant to the terms of the PPP loan program under the CARES Act, amounts used for qualifying purposes, such as payroll, rent, mortgages, and other qualifying purposes may be eligible for loan forgiveness.

Type of debt	Chase Paycheck Protection Program ("PPP II")*
Amount outstanding	$51,775
Interest Rate and Amortization Schedule	0.98% per annum
Description of Collateral	All tangible and intangible property of the Company.
Material Terms *	No payments are due until October 3, 2021, at which point payments shall be made in equal instalments until the Maturity Date. Payments shall be allocated to principal and interest at the discretion of the lender unless otherwise required by law. Funds may only be used for purposes specified under the Paycheck Protection Program ("PPP"), enacted under the *Coronavirus Aid, Relief, and Economic Security Act* ("CARES Act").
Maturity Date	03/03/2023

* Pursuant to the terms of the PPP loan program under the CARES Act, amounts used for qualifying purposes, such as payroll, rent, mortgages, and other qualifying purposes may be eligible for loan forgiveness.

Type of debt	SBA Loan
Amount outstanding	$69,000
Interest Rate and Amortization Schedule	3.75% per annum
Description of Collateral	All tangible and intangible property of the Company.
Other Material Terms	No payments are due until 04/21/2022, at which point monthly payments of $317 shall be made until the Maturity Date. Payments shall be allocated to principal and interest at the discretion of the lender unless otherwise required by law.
Maturity Date	04/21/2050

Type of debt	Credit Card / Revolver
Amount outstanding	$49,996
Interest Rate and Amortization Schedule	17.24% APR
Description of Collateral	Non-Recourse
Other Material Terms	Interest is calculated using the daily balance method which uses the actual balance on each day of the billing cycle to calculate finance charges instead of an average of the balance throughout the billing cycle. Finance charges are calculated by summing each day's balance multiplied by the daily rate, which is 1/365th of the 17.24% APR
Maturity Date	Minimum payment payable monthly

Type of debt	Revolver
Amount outstanding	$29,429
Interest Rate and Amortization Schedule	13.24% APR
Description of Collateral	Non-Recourse
Other Material Terms	Interest is calculated using the daily balance method which uses the actual balance on each day of the billing cycle to calculate finance charges instead of an average of the balance throughout the billing cycle. Finance charges are calculated by summing each day's balance multiplied by the daily rate, which is 1/365th of the 13.24% APR
Maturity Date	Minimum payment payable monthly

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
John Green	250,000	40.73%
Mauricio Delgado	250,000	40.73%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
Nada Holdings, Inc. (the "Company") was incorporated on October 15, 2018 under the laws of the State of Delaware, and is headquartered in Dallas, Texas.

Cash and Cash Equivalents
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and December 31, 2020, the Company had $76,115 and $223,472 cash on hand respectively.

As of March 31, 2021, the Company had $353,116 in aggregate cash and cash equivalents, leaving the Company with approximately six months of runway.

The Company has a series of convertible notes outstanding, totaling $500,000, which are convertible into preferred stock as set forth in the Capitalization and Ownership section above.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Material changes included in this Form C/A are as follows: (i) increase the maximum offering amount from $1,070,000 to $5,000,000; (ii) include the Company's audited financial statements for fiscal years ended on December 31, 2020 and December 31, 2019, attached hereto as Exhibit C and modify the Company's disclosure of its financials for such periods; (iii) update the use of proceeds from the offering (see "Use of Proceeds"); (iv) update the Company's cash and cash equivalents (see "Cash and Cash Equivalents"); (v) update the Company's capitalization due to the sale and issuance of additional Simple Agreements for Future Equity in the aggregate amount of $305,000, 6,199 warrants issued and outstanding, and 2 intermediate closings of Crowd SAFEs in an amount of $472,494.90 (see "Capitalization and Ownership", "Cash and Cash Equivalents", and "Previous Offerings of Securities"); (vi) include a pending litigation matter (See "Litigation"); and (vii) extend the offering deadline from April 30, 2021 up to and including July 31, 2021.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	$500,000	10	Working capital*, sales and marketing, and product development.	10/23/2018 - 12/3/2019	Section 4(a)(2)
Promissory Note	$75,000	1	Working capital*	01/16/2020	Section 4(a)(2)
SAFEs	$305,000	8	Working capital*	07/11/2020 – 4/2/2021	Section 4(a)(2)
Crowd SAFEs**	$472,494.90	472,494.90	Working capital*, sales and marketing, and product development.	6/17/2020 - 3/11/2021	Regulation CF

* The Company will use these proceeds to cover expenses related to operating its realty and closing services, pay for workspace, legal, accounting, and other general expenses as needed.
** The Crowd SAFEs are subject to rescission if the Offering is ultimately withdrawn
See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

In November 2018, the Company entered into an agreement with Mobile Voyage Private Limited ("MVPL"), an India-based company that is owned by a family office that is controlled by Vikram Malaney, an investor and director of the Company, pursuant to which MVPL provides technology support and project management services. The Company terminated its agreement with MVPL on August 11, 2020. As of December 31, 2020, the Company paid MVPL $39,000 for its services.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

The Company has conducted two (2) intermediate closings. On Nov 18, 2020, the Company closed on $386,476.90 of investments, half of which was disbursed to the Company. On March 12, 2021, the Company closed on $558,512.91of investments, half of which was disbursed to the Company.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing of not less than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive a number of CF Shadow Series Securities based on the applicable valuation cap. For investments that have been accepted by the Company before 11:59 PM Central Standard Time on May 31, 2021 ("Early Investments") the valuation cap will be $12,000,000, for all other investments the valuation cap will be $16,000,000. The Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or (b) immediately below (the "Conversion Price"):

 (a) the quotient of $12,000,000 for Early Investments or $16,000,000 for all other Investments, as applicable divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,
OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "*First Equity Financing Price*".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000.00 for Early Investments or $16,000,000 for all other Investments, as applicable divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Green
(Signature)

John Green
(Name)

Chief Executive Officer, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/John Green
(Signature)

John Green
(Name)

Chief Executive Officer, Director
(Title)

4/30/2021
(Date)

/s/Mauricio Delgado
(Signature)

Mauricio Delgado
(Name)

Chief Strategy and Product Officer, Director
(Title)

4/30/2021
(Date)

/s/Nick Dembla
(Signature)

Nick Dembla
(Name)

Director
(Title)

4/30/2021
(Date)

/s/Vikram Malaney
(Signature)

Vikram Malaney
(Name)

Director
(Title)

4/30/2021
(Date)

/s/Tom Neuman
(Signature)

Tom Neuman
(Name)

Director
(Title)

4/30/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



INDEPENDENT AUDITORS' REPORT



A Professional Limited Liability Company

To the Board of Directors and Management of
Nada Holdings, Inc.
Dallas, Texas

Opinion

We have audited the accompanying consolidated financial statements of Nada Holdings, Inc. (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of income, equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nada Holdings, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Nada Holdings, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Emphasis of a Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Nada Holdings, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Nada Holdings, Inc. has relied on raising capital to fund operations, had limited working capital, and is likely to incur losses prior to generating positive working capital, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Nada Holdings, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Nada Holdings, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 28, 2021

NADA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Balance Sheets
As of December 31, 2019 and December 31, 2020

		2020		2019
Assets				
Current assets				
Cash and cash equivalents	$	223,472	$	76,115
Accounts receivable		34,990		16,680
Less Allowance for Bad Debts		(15,000)		(15,000)
Stock receivable		630		750
Prepaid Expense		13,323		-
Total Current Assets		257,415		78,545
Fixed assets		12,066		-
Accumulated Depreciation		(1,504)		-
Total Fixed Assets		10,562		-
Other assets		141,832		86,892
Accumulated Amortization		(26,165)		(4,920)
Security Deposits		2,000		10,135
Total Other Assets		117,667		92,107
Total Assets	$	385,644	$	170,652
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities				
Accounts Payable	$	109,251	$	66,194
Credit Cards		89,783		65,485
Accrued Liabilities		59,521		306
Accrued Interest		48,603		14,750
Notes Payable, current portion		75,000		-
Total Current liabilities		382,157		146,735
Long term liabilities				
Long term debt - Convertible Notes		500,000		500,000
Long term debt - Other		120,650		-
SAFE Agreements		373,238		-
Total Long term liablities		993,888		500,000
Total liabilities		1,376,046		646,735
Equity				
Common stock				
2,000,000 authorized; 750,000 and 630,000 issued and				
outstanding as of 12/31/2019 and 12/31/2020 respectively;				
par value $0.001		630		750
Retained Earnings		(991,032)		(476,833)
Total equity		(990,402)		(476,083)
Total liabilities and stockholders' equity	$	385,644	$	170,652

The accompanying notes are integral part of these financial statements.

NADA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Income Statements
For the period January 1, 2019 through December 31, 2020

	2020	**2019**
Revenue	$ 600,085	$ 247,816
Less: Client Rebates, Referral Fees	(42,697)	(44,720)
Net Revenue	557,388	203,097
Cost of Services Sold	422,179	65,043
Gross Profit	135,209	138,054
Operating Costs and Expenses		
General and Administrative	275,228	116,798
Payroll	212,114	269,456
Sales and Marketing	78,692	120,751
Research and Development	37,892	28,524
Total Operating Costs and Expenses	603,926	535,529
Net Ordinary Income (Loss)	(468,717)	(397,475)
Other Expense		
Interest Expense	(45,482)	(14,292)
Total Other Expense	(45,482)	(14,292)
Net Loss	$ (514,199)	$ (411,767)

The accompanying notes are an integral part of these financial statements.

NADA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Equity Statements
As of December 31, 2019 and December 31, 2020

| | Common Stock | | | |
	Shares	At Par ($0.001)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 01, 2019	1,000,000 $	1,000 $	(65,066) $	(64,066)
Stock buyback	-250,000 $	(250) $	- $	(250)
Net Income (Loss)			$ (411,767) $	(411,767)
Balance as of December 31, 2019	750,000 $	750 $	(476,833) $	(476,083)
Stock buyback	-120,000 $	(120) $	- $	(120)
Net Income (Loss)			$ (514,199) $	(514,199)
Balance as of December 31, 2020	630,000 $	630 $	(991,032) $	(990,402)

The accompanying notes are an integral part of these financial statements.

NADA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Cash Flow Statements
As of December 31, 2019 and December 31, 2020

	2020	2019
Cash flows from operations		
Net loss	$ (514,199)	$ (411,767)
Adjustments to reconcile net loss to net cash used in operating activities		
Add Depreciation and Amortization	22,749	4,920
Increase/Decrease in Accounts Receivable	(18,310)	(16,680)
Increase/Decrease in Allowance for Bad Debts	-	15,000
Increase/Decrease in Current Assets	(12,928)	(360)
Increase/Decrease in Other Assets	8,135	(9,375)
Increase/Decrease in Accounts Payable	43,056	55,297
Increase/Decrease in Credit Cards	24,258	56,892
Increase/Decrease in Accrued Interest	33,853	14,292
Increase/Decrease in Other Current Liabilities	59,230	(365)
Total Adjustments to reconcile Net Income to Net Cash provided by Operations:	160,043	119,621
Net cash used by operating activities	(354,156)	(292,146)
Cash flows from Investing Activities		
Intangible Assets	(54,940)	(86,892)
Fixed Assets	(12,066)	–
Net cash used by investing activities	(67,006)	(86,892)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	-	400,000
Proceeds from issuance of ST debt	75,000	-
Proceeds from issuance of LT debt	120,650	-
Proceeds from issuance of SAFE Notes	373,238	-
Net cash provided from financing activities	568,888	400,000
Net increase (decrease) in cash and cash equivalents	147,727	20,962
Beginning of year - Cash	76,115	55,153
End of year - Cash	$ 223,472	$ 76,115
Non-cash investing and financing activities:		
Stock buyback	$ (120)	$ (250)
Cash paid during the period for:		
Interest expense	$ 11,628	$ 458
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

Nada Holdings, Inc. (which may be referred to as the "Company," "we," "us," or "our") is a vertically integrated real estate technology company that offers residential realty, insurance, title, and financial services to customers, aiming to make homeownership more accessible and flexible for homeowners and real estate investors throughout the residential real estate marketplace.

The Company owns four subsidiaries which are all limited liability companies: Nada Realty TX LLC, Nada Home Services, LLC, Nada Loans, LLC, and Nada Insured, LLC. Nada Realty TX LLC, formed on October 18, 2018, is a licensed real estate brokerage that offers its customers tools and services via licensed agents and technology to buy and sell homes in Texas. Nada Home Services LLC, formed on October 9, 2019, provides certain office management, account management, and other business support services to enable The Law Offices of Brent Hodges, PLLC to develop and grow its title insurance closing services. Nada Loans, LLC formed on May 1, 2020 as a licensed mortgage brokerage to offer mortgage purchase and refinancing services to Nada customers. Nada Insured, LLC was formed on May 1, 2020 as a licensed insurance brokerage to offer homeowner insurance to Nada customers. The financials presented represent the consolidated results and activities of the five entities. All five entities have perpetual lives unless the Company is dissolved and terminated.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2020, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), capital contributions from existing shareholders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company began operations in 2018 and incorporated on October 15, 2018 in the State of Delaware. The Company is headquartered in Dallas, Texas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer preferences. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and December 31, 2020, the Company had $76,115 and $223,472 cash on hand respectively.

Receivables and Credit Policy

We establish an allowance for doubtful accounts after reviewing historical experience, age of accounts receivable balances and any other known conditions that may affect collectability. The majority of our transactions are processed through escrow and collectability is not a significant risk. Accounts receivable related to real estate services and property transactions represents closed transactions for which the cash has not yet been received. As of December 31, 2020 and 2019, the Company had $35k and $17k of outstanding accounts receivable, respectively.

Accounts receivable designated as "Title" represent $25k and $15k of outstanding accounts receivable as of December 31, 2020 and 2019, respectively. These accounts receivable are accrued based on our support services agreement with The Law Offices of Brent Hodges, PLLC, whereby Nada Home Services, LLC (a subsidiary of Nada Holdings) provides certain office management, account management, and other business support services to enable The Law Offices of Brent Hodges, PLLC to develop and grow its title insurance closing services. The accrual of $25k as of December 31, 2020 is based on the agreed upon base administrative fee and is not based on any unlawful referral of services. The Company has established an allowance of $15k to reflect a restructured agreement due to COVID-19.

Intangible Assets

Intangible assets with a finite life consist of website domain names and software development costs. They are carried at cost less accumulated amortization.

We capitalize certain costs related to the development of the Company's internal and external use software. Costs incurred during the phase of reaching technological feasibility are expensed. Software development costs that are incurred after reaching technologically feasibility but before releasing the software to the public are capitalized. The Company then amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is three to five years.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2020 or 2019.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09 (Topic 606) Revenue from Contracts with Customers.

ASC 606 provides a five-step model for recognizing revenue from contracts:
• Identify the contract with the customer
• Identify the performance obligations within the contract
• Determine the transaction price
• Allocate the transaction price to the performance obligations
• Recognize revenue when (or as) the performance obligations are satisfied

We generate revenue by assisting home sellers and buyers in listing, marketing, selling and finding homes. We hold the real estate brokerage license that is necessary under relevant state laws and regulations to provide brokerage services and therefore we control those services that are necessary to legally transfer real estate between home sellers and buyers. Although our agents are independent contractors, they cannot execute a real estate transaction without a brokerage license, which we possess. We have the only contractual relationship for the sale or exchange of real estate with the clients. Accordingly, we are the principal in our transactions with home buyers and sellers. As principal, we recognize revenue in the gross amount of consideration to which we expect to receive in exchange for our services.

The Company has three revenue streams: commission revenue that arises when assisting home sellers and buyers in buying and selling homes as a broker, services revenue which constitutes a minor revenue stream from back-office services and partnership revenue from clients that help to provide leads which the Company considers non-core revenue. As of December 31, 2020 and 2019, the Company recognized $600,085 and $157,816 in gross core revenue and $600,085 and $247,816 in total gross revenue.

	2020	**2019**
Commission Revenue	$568,210	$140,316
Services Revenue	$31,875	$17,500
Total Gross Core Revenue	**$600,085**	**$157,816**
Non-Core Revenue	$-	$90,000
Total Gross Revenue	**$600,085**	**$247,816**

Advertising Expenses

The Company expenses advertising costs as they are incurred. The Company incurred $79K and $121k in advertising expenses in 2020 and 2019, respectively

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The Company's only lease is its corporate office space. As of December 31, 2020, the Company had $26k of lease obligations remaining on this lease.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2018, the Company has only filed federal tax returns for the fiscal year ending 2018 and 2019. The Company will file its income tax return for the period ended December 31, 2020 in 2021.

Losses generated by the Company are generally available for use as a net operating loss deduction in future years. However, based on the uncertainty of the Company generating taxable income, a full valuation allowance has been placed on the deferred tax assets as of December 31, 2020 and 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

On or about March 10, 2021, a former employee filed a complaint against the Company in the U.S. District Court for the Northern District of Texas. The complaint asserts the following causes of action: (i) retaliation under the False Claims Act; (ii) retaliation under the Fair Labor Standards Act; (iii) failure to pay minimum wages and overtime; and (iv) declaratory relief regarding the ownership of a fraction of shares of the Company's common stock. The amount of damages sought is not specified in the complaint. The current deadline for the Company to respond to the complaint is May 16, 2021. The Company believes it has valid defenses to these claims; however, it is still too early in the proceedings to determine the likely outcome of this matter. As of the date of this filing, the Company does not expect the pending litigation nor its resolution to have a material effect on the Company.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 2,000,000 shares of stock to be issued. On October 15, 2018, the Company issued 1,000,000 shares of common stock for $1,000. The shares vest over 48 months and the unvested shares are subject to a repurchase option. On May 1, 2019 the Company repurchased 250,000 shares from a former employee at a price of $250, covering the par value of the stock which was the original cost. In

March 2020, the Company repurchased 120,000 shares from a former employee for a total price of $120, covering the par value of the stock. As of December 31, 2020 the Company has 630,000 shares of common stock outstanding.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

The Company does not have a stock option plan.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign and the issuance of convertible notes (see Note 8), capital contributions from the founders and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – DEBT

Issuance of Convertible Notes

From October 2018 through December 2019, the Company issued $500,000 of 5% convertible notes(the "Notes") across ten tranches. The Notes are unsecured. The Notes are due with accrued interest if the Notes do not convert prior to the earlier of June 1, 2023 or the closing of the "Next Financing". The convertible notes are recorded as a liability until conversion occurs. The Company had accrued $40k and $15k of interest for these notes as of December 31, 2020 and 2019, respectively.

Optional Conversion. In the event the Company consummates, while this Note remains outstanding, an equity financing pursuant to which it sells shares of Preferred Stock in a transaction that does not constitute a Next Financing, the Holders of a majority (in principal amount) of the Notes then outstanding shall have the option to treat such equity financing as a Next Financing on the same terms set forth in Section 2.b. (Automatic Conversion); provided, however, that the applicable Conversion Price shall mean a price per share equal to (x) $10,000,000 divided by (y) the aggregate number, as of immediately prior to the equity financing triggering this Optional Conversion, of issued and outstanding shares of the Company's capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs."

Automatic Conversion. The outstanding principal balance of this Note and all interest accrued and unpaid thereon shall be converted automatically upon the closing of the Company's Next Financing into the securities (the "Securities") issued in the Next Financing at the Conversion Price. The issuance of such Securities upon conversion of this Note shall be upon and subject to the same terms and conditions applicable to other investors in the Next Financing. In the event of any such conversion, the Payee shall be a party to a purchase agreement (or similar agreement), and to any related or ancillary agreements, including without limitation, any shareholders' agreement, registration rights agreement or any similar agreements, in order that the Payee shall be entitled to all of the benefits of each such agreement with respect to all of the securities issued to Payee in connection with the Next Financing. The conversion price ("Conversion Price") shall be determined based on the pre-money valuation of the Company in the Next Financing. If the pre-money valuation of the Company in the Next Financing is less than Five Million Dollars ($5,000,000), then the Conversion Price shall mean a price per share equal to 60% of the purchase price paid for the Securities by the investors in the Next Financing and with the same rights, preferences, privileges and restrictions as the Securities issued in the Next Financing. If the pre-money valuation of the Company in the Next Financing is between Five Million Dollars ($5,000,000) and less than Eight Million Dollars ($8,000,000), then the Conversion Price shall mean a price per share equal to 65% of the purchase price paid for the Securities by the investors in the Next Financing and with the same rights, preferences, privileges and restrictions as the Securities issued in the Next Financing. If the pre- money valuation of the Company in the Next Financing is greater than or equal to Eight Million Dollars ($8,000,000), then the Conversion Price shall mean a price per share equal to 70% of the purchase price paid for the Securities by the investors in the Next Financing and with the same rights, preferences, privileges and restrictions as the Securities issued in the Next Financing. Notwithstanding this paragraph, if the Conversion Price is less than the price per share at which the Securities are issued in the Next Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Securities issued in the Next Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the new cash investors in the Next Financing relative to the purchase price paid by such investors.

Issuance of Promissory Notes

On January 16, 2020, the Company issued a promissory note for $75,000 with interest paid at 6% per annum, compounded annually. The note and interest are due 12 months from the date of issuance. The Company is in discussions to extend the maturity of this note.

On April 21, 2020, the Company issued a promissory note for $51,750, which includes interest of 0.98%. The loan is due 2 years from the date of the note and is forgivable under certain conditions.

On April 22, 2020, the Company signed a Small Business Administration Loan in the amount of $65,000, requiring $317 monthly installment payments of principal and 3.75% interest starting 2 years after issuance. In addition, the Company procured an Economic Injury Disaster Loan ("EIDL") grant from the SBA totaling $4,000.

Crowdfunded Offering

The Company is offering up to 1,070,000 units of Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum. The Company initiated one "Rolling Close" in November, 2020 which allowed the Company to withdraw $193,238 out of escrow.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Issuance of Private SAFE Notes

In addition to raising capital via the Crowd SAFE Notes, the Company also raised capital via issuance of private SAFEs to individual accredited investors. The Company issued four of these SAFEs totaling $180k in 2020 and none in 2019.

The future principal payments for the Company's Debt as of April 28, 2021 are as follows:

2021	$75,000
2022	894
2023	1,232
2024	1,278
2025	1,327
Thereafter	$60,269

NOTE 9 – RELATED PARTY TRANSACTIONS

In November 2018, the Company entered into an agreement with Mobile Voyage Private Limited ("MVPL"), an India-based company that is owned by a family office that is controlled by Vikram Malaney, an investor and director of the Company, pursuant to which MVPL provides technology support and project management services. The Company terminated its agreement with MVPL on August 11, 2020. Through December 31, 2020, the Company has paid MVPL $39k for its services and had an outstanding balance of $56k and $62k with MVPL as of December 31, 2020 and 2019, respectively, which are recorded under Accounts Payable on the balance sheet.

NOTE 10 – SUBSEQUENT EVENTS

Additional Issuance of SAFEs

The Company received $279,257 from a second rolling close of its public crowdfunding campaign on March 16, 2021. As of March 31, 2021, the Company had raised the maximum amount allowed by the SEC for crowdfunding campaigns of $1,070,000 and is currently in the process of amending the maximum offering amount per the SEC's updated rules and extending its campaign.

The Company also issued private SAFE notes totaling $125,000 under the same economic terms as the crowdfunding SAFEs during the period from January 1, 2021 through April 28, 2021.

PPP Loan

In March 2021, the Company procured a Paycheck Protection Program ("PPP") loan backed by the US Small Business Administration ("SBA") for $51,775, which includes interest of 0.98% per annum. The loan is due 2 years from date of the note and is forgivable if the Company meets the conditions set forth by the SBA.

Stockholders' Equity

In January 2021, the Company repurchased 16,250 unvested shares from a former employee, reducing the Company's outstanding shares to 613,750.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name Nada

Logo



Headline Digital platform for trading, growing, & managing your real estate equity

Hero Image



nada™
nada
Sign in
Claim your free home dashboard & portfolio manager
Track your home equity. Discover ways to save money and trade equity for cash.
Enter your property address
Get dashboard
Questions? Learn how it works >

Tags Latinx Founders, Immigrant Founders, Apps, B2C, Home, Mortgage, Real estate tech, $1M+ raised, $500K+ revenue, Power Founders

Pitch text

Summary

- Real estate tech co. democratizing real estate wealth for everyone
- Raised $2M+ seed capital from multiple private & 3k+ public investors—YOU!
- Joint-venture with Republic Real Estate: launching Cityfunds & Homeshares
- Backed by The University of Texas and Capital Factory Ventures

- Founding team with 10+ years of industry and startup experience
- Established product-market fit with strong unit economics & scalable growth

Custom



Problem

Traditional real estate is offline, inaccessible, and expensive

At $36 trillion, the U.S. housing market value is nearly 2x the current U.S. GDP of $20 trillion, yet it remains stuck in the past and disconnected from the modern consumer.

Residential real estate is the largest consumer asset class for the typical American family. Representing 68% of total wealth and twice as large as retirement and savings combined.

Offline

93% of real estate consumers search online, yet the 90% of the real estate brokerages with websites provide nothing of value other than the same syndicated MLS property listings found on sites like Zillow and Realtor.com.

At best, consumers can view photos of agents and a phone # to call—clearly implying the traditional real estate broker is only available when you plan to transact.

Inaccessible

The typical American family has over 2/3 of their total wealth trapped in home equity. That's over $12 trillion in wealth trapped in a single, illiquid real estate asset. Leaving homeowners massively over-exposed to housing with a pressing need for liquidity.

At the same time, gaining exposure to real estate assets is less accessible for retail investors and homebuyers, due to lack of inventory and outdated qualification standards.

Expensive

$30,000 of the average homeowner's equity is lost to ridiculously high fees due to the highly fragmented real estate industry model. In fact, less than 5% of real estate brokerages provide more than one service for consumers.

Investors seeking exposure to real estate have limited options due to high management fees and investment minimums with traditional managed real estate funds.

Solution

Nada: a digital platform democratizing real estate wealth

Nada is transforming the complicated and disconnected real estate transactional model into a long-term user-based platform model. We are reimaging how everyone views, experiences, and participates in the residential real estate markets.

Digital Platform

Nada provides online tools, resources, and products for consumers who own a home, want to buy a home, or want to invest in single-family homes.

Nada users gain access to a free real estate dashboard and portfolio manager app with personalized insights to manage their real estate assets. Users never miss an opportunity to save or build their real estate wealth.

Fractionalized & Democratized

Nada has formed a joint-venture with Republic Real Estate to release two new financial products.

Cityfunds: a new real estate investment product offering a more intuitive and accessible way for anyone to invest in a single city's housing market.

Homeshares: a new consumer product enabling homeowners to trade fractions of equity for cash or shares in a Cityfund without the burden of added debt or monthly payments

Affordable & Transparent

Unlike 95% of the industry, Nada has integrated all the disconnected service verticals into a single digital solution. This solution enables Nada to deliver a more affordable and less stressful experience for consumers.

Nada helps real estate owners save thousands on fees and discover new ways to build and grow real estate wealth, starting with their own home.

Product

Digital platform to manage all your real estate assets


SF Home 63%
SF Rental 3%
Austin CF 9%
Miami CF 7%
Phoenix CF 17%
Portfolio value analysis
Diversification STRONG
Liquidity 41%
Cash with Homeshares $25,000
nada
4
2512 Boll St, Dallas TX
Peppermill Dr
off-market
Market value
$315,570
Value change
$28,940
Equity balance $100,115
Cash with Homeshares $25,000
You're eligible to trade equity for $25k cash!
Market trends in 75204
Sales price
avg.
$394,107
Market type
4.1.21
Strong
Seller
Days on market
avg.
19
Homes for sale
4.1.21
+22
dashboard
search
markets
contact
Homeshares available
250
Risk-adjusted value
$252,456
How many homeshares will you trade?
200/250 Max
Join the wait list to trade for Cash or shares in one of our Cityfunds.
Waitlist for $20,000 US Dollars
Waitlist for 2,000 Cityfund shares
Markets
Austin TX
Median home value
$454,000
$3,475 last 30d
7Y appreciation
$227,000
+100.0%
High growth
Low inventory
Seller's market
30D
6M
1Y
3Y
7Y
10Y
ALL

How it works

(1) **Claim**

Enter your home address to claim your free home dashboard and portfolio manager.

(2) **Unlock**

Unlock insights and analysis into your real estate assets. Make informed decisions with your largest asset—your home.

(3) **Discover**

Discover ways to save money and build your real estate wealth with personalized, real-time alerts on your debt and equity.

(4) **Save & Build**

Save when you list, refi , or get insured. Build your wealth when you buy, invest, or trade equity for cash.

Nada's Products & Services

Portfolio manager `NEW`

Claim your free personalized home dashboard & portfolio

Learn more >

List Commission-free

Save $10k with our commission-free listing.

Learn more >

Trade equity for cash `NEW`

Cash out equity without ever making monthly payments.

Learn more >

Invest in your future `NEW`

Invest as little as $500 to start building your portfolio.

Learn more >

Buy with Cashback

Save up to $4k on your closing costs when you buy with Nada.

Learn more >

Refi in real-time

Save money on monthly payments when rates drop.

Learn more >

Traction

Product-market fit with 280% YoY growth

Nada launched its Realty service in early 2019 on a simple value proposition of better service for a fair price. We raised $500k of pre-seed capital at a $10mm valuation cap from a strategic investor to establish product-market fit during this MVP phase. With over 75% of our realty clients relying on Nada to secure mortgage financing and title services, we validated the market need for a vertically integrated solution while generating over $250k in revenue.

Nada's validation during this phase led to the launch of three additional business verticals in 2020: Finance, Title, and Insurance. We launched our Seed round in mid-2020 at a $12mm valuation cap, raising over $1mm from private and public investors. In the midst of a global pandemic, we grew core revenue 280% to $600k, raising our revenue/transaction to $5.0k/tx from $1.7k/tx in 2019 and growing our GP/CAC ratio by 332%!

During early 2021, we established strategic partnerships to build out our Investments vertical (JV with Republic Real Estate) and to expand our title service nationally.

2019
- Raised $500k in pre-seed capital
- Launched as MVP with Nada Realty
- Accepted into Google Cloud for Startups Program
- Launched Nada Services for Title & Closing

2020
- Accepted into UT Austin's Texas Venture Labs
- Established Nada Loans and Nada Insured
- Acquired SubZero Realty
- Launched seed round on Republic
- Joined Capital Factory Ventures

2021-2022
- Joint-venture with tech-enabled, national title services company
- Raised over $1M on Republic from 3k + investors!
- Joint-venture with Republic Real Estate: launching investment vertical
- **Cityfunds: fractional investing in a single City's housing market**
- **Homeshares: trade fractions of home equity for cash or shares in a Cityfund**
- **Expansion into new markets: AZ, TN, LA, and FL**

Featured in

 Nasdaq　 yahoo! finance　BUSINESS INSIDER　HW HOUSINGWIRE　 DALLAS INNOVATES　 FINTECH GLOBAL

Customers

Happy customers, real savings

People love Nada. We have received tremendous praise for our commitment to delivering a high-level of service for an affordable price. Each of our customers saves an average of $10,000.

 **BEST OF ZILLOW**



" Nada made the process of selling
my house so easy! "

 **The Coopers**



" An innovative real estate service led by stellar,
courageous people! "

 **Lindsey D.**



" Homebuying can be intimidating, but Nada makes it a
walk in the park "

 **The Pedrazas**

Business Model

Generating revenue through a vertically-integrated platform

Vertical integration enables Nada to stack multiple services per customer acquired, allowing us to offer our realty service for as low as $0 to attract new customers.

How do we make money if we charge nada ($0)?

Selling a $300K home $\longrightarrow$ Buying a $400K home		
(Sell-side) Realty Service[1]	+	$0
(Buy-side) Realty Service[1]	+	$3,600
(Sell & Buy) Title Service[2]	+	$3,185
Mortgage Service[3]	+	$2,040
Insurance Service[4]	+	$850
Total Gross Profit	=	**$9,675**
Customer Acquisition Cost	—	**$1,400**
Total Contribution Profit[5]	=	**$8,275**

1 Assumes a single customer selects to list (sell) and buy with Nada Realty with 45% of $8,000 Gross Revenue as Gross Profit

2 Assumes capture on sell and buy side with an average of 45% ($3,203 on sell / $3,651 on buy) of Gross Revenue as Gross Profit

3 Assumes a loan-to-value of 85% with an average 1% broker origination commission with 60% of Gross Revenue as Gross Profit

4 Assumes an average 5-year new policy + 4 renewals commission split based on current agreement with Young Alfred

5 All assumptions made are based on fully-established service verticals with a 100% capture rate per service opportunity

By continuously expanding services and stacking revenue



With strong unit economics



Gross Profit ("GP") to Customer Acquisition Cost ("CAC") Ratio

Allows us to reach profitability by Q2 2021 (projected)



Fixed Expenses   Contribution Profit

Market

$150 billion addressable market

We service four primary verticals: real estate, mortgage, title, and insurance totaling a $150B total addressable market. Needless to say, we don't have to capture much market share (<1%) to become a billion dollar company.



Competition

	nada	Traditional Models >80% Market		New Models	
		Independent	Franchises	Redfin	OpenDoor
Licensed, local agents	✔	✔		✔	✘
Listing fee for a $350k home	$0	$10,500		$5,250	$52,500
Helps Buyers with Cash Back	✔	✘		✔	✔
Mortgage Service	✔	✘		✔	✔
Title/Settlement Service	✔	✘		✔	✔
Insurance Service	✔	✘		✘	✔
Online dashboard & portfolio manger	✔	✘		✘	✘
Cityfunds: fractional real estate investing	✔	✘		✘	✘
Homeshares: trade equity for cash	✔	✘		✘	✘

Vision

Scaling nationally with Cityfunds & Homeshares

Introducing Cityfunds

A more intuitive & accessible way for anyone to invest in a single city's housing market





One City Only

Cityfunds represent a city's housing market and serve as an index for that market.

Targeted · Diversified

Residential Real Estate

Cityfunds invest in residential real estate through the single-family asset class.

Homeshares · Single-Family Rentals

Cityfunds Launching in 2021

Introducing Homeshares

Trade fractions of your home equity for cash.



Trade equity for cash

Home equity is earned, just like your retirement and savings. Homeshares unlocks your earned equity, making homeownership more flexible.

No monthly payments

Homeshares is not a loan or debt, it's an investment into your equity. You receive cash today and make no monthly payments.

Enjoy your home

You maintain control over your home. Use your unlocked cash for what you need—pay down debt, renovate, or invest in your future.

How many homeshares will you trade for cash?

200/400 Max



1 homeshare = $100 cash

Total cash you unlock today

$20,000

Click to Join the Homeshares waitlist



Investors

$2M+ raised from private & 3k+ retail investors!

Backed by













3K+ public investors on Republic

Google Cloud for Startups

Capital Factory

VM Ventures

Jon Brumley Texas Venture Labs, The University of Texas at Austin

Insight Capital Group

Founders

Nada is led by a diverse and visionary team with deep industry, operational, and product expertise.
John Green
Co-founder and CEO,
Nada Holdings, Inc.
Mauricio Delgado
Co-found and CSO,
Nada Holdings, Inc.
Jeremy Males
Director of Sales & Broker,
Nada Holdings, Inc.
Micah Lindsey
VP of Operations,
Nada Holdings, Inc.
Brent Hodges
Director of Compliance,
Nada Holdings, Inc.











Nada was born in early 2018 when co-founders Mauricio Delgado and John Green partnered on a startup called "Vámonos", which was a vertically-integrated real estate services company focused on serving the Hispanic market. With an insider's view into the

growing disconnect between what the industry is delivering and what the consumer values, they quickly realized that the problem was far greater and were compelled to create 'Nada' to fully address the problems faced by the modern homeowner.

Both John and Mauricio walked away from their corporate jobs within financial services and crafted the story and vision behind 'Nada'. They quickly formed a relationship with a strategic investor, secured pre-seed capital in late 2018, and launched operations in Q1 of 2019.

Team

	John Green	Co-founder, CEO
	Mauricio Delgado	Co-founder, CSO
	Jeremy Males	Director of Sales
	Brent Hodges	Director of Compliance
	Nick Dembla	Strategic Advisor
	Vikram Malaney	Senior Advisor
	Araceli F.	Agent
	Eunice D.	Agent
	Kelsi G.	Concierge
	Taylor L	Agent
	Scott S.	Agent

	Michelle L.	Marketing Lead
	Michelle E.	Agent + Content Creator
	Cole F.	Agent
	Kenneth I.	Agent
	Donna W.	Agent
	Layce M.	Agent
	Katy W.	Concierge
	Rise C.	Operations
	Jennifer W.	Agent
	Kristina H.	Agent
	Joaquin B	Lead Full Stack Developer
	Micah Lindsey	VP of Operations
	Ron Fountain	Strategic Advisor

Perks

$500	Nada swag bag
$1,000	Added to the Home Eco wait-list (free access)
$1,590	Added to the Home Eco wait-list (early access) "I invested in Nada" exclusive T-shirt
$2,000	Added to the Home Eco wait-list (free access) "I invested in Nada" exclusive T-shirt Copy of CEO's old rock band's debut album (2006)
$4,000	Added to the Home Eco wait-list (free access) "I invested in Nada" exclusive T-shirt Sell your home for free (Limited to owner-occupied properties and currently limited to greater Dallas-Fort Worth area. Nada plans to launch in Austin, Houston and San Antonio markets by early 2021)
$10,000	Added to the Home Eco wait-list (free access) "I invested in Nada" exclusive T-shirt 1on1 meeting with a founder of Nada
$25,000	Added to the Home Eco wait-list (free access) Added as investor on Nada website 1on1 meeting the founding team of Nada 1on1 meeting with lead pre-seed investor (VM Ventures)

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

How can I join the Nada Affiliate program?

Nada is planning for a pilot release of our affiliate program in 2021, we already have a few clients signed and will be accepting up to 10 pilot clients over the course of the pilot launch. We have had many requests about joining our affiliate program, so we created a dedicated email account for submissions.

What we need to know
(1) Are you an independent sales agent or broker/owner at your current brokerage?
(2) Is your brokerage independently owned? (not a franchise)
(3) What Website and CRM technology are you using today?
(4) How many agents are sponsored by your brokerage?
(5) Approximately how many closings are you expecting per month?

Where you send request/inquires
Email us at Pilot@nadahomes.com

What/who is "Indi"?

"**Indi**" is our AI-powered personal home concierge.

Indi guides customers from very early in the home buying/selling process.

Indi inspires and empowers with curated planning, personalized property recommendations, mortgage pre-qualification, coordinates your move, delivers listing feedback, provides updates, all while continuously learning through an intuitive, conversational, interactive and fun journey.

Post-purchase, **Indi** continues as your personal home concierge through our **Home eco**(system) app. Learning and providing you with actionable insights to help you manage your most valuable asset, the home.

What is Home eco?

"**Home eco**"(system) is addressing the fact that the home is effectively an unmanaged asset, with homeowners having no one to turn to for managing (owning) the home as an asset. **Home eco** is building a new data-set around homeowner efficiency and behavior over time.

With the release of Home eco, **Nada will be the first to deliver a complete homeownership solution** from purchase/sell, finance, insure, settle, and own.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NADA HOLDINGS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Nada Holdings, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

For investments that have been accepted by the Company before 12:00 PM EST on May 31, 2021 ("Early Investments"), the **"Valuation Cap"** will be $12,000,000, and for all other investments, the Valuation Cap will be $16,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions.*

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

> (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

> (ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Dallas, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(l)   In the event the Investor qualifies as a Major Investor as defined in Section 6(k) above, the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NADA HOLDINGS, INC.

By:
Name: John Green
Title: Chief Executive Officer
Address: 2512 Boll St Dallas, TX 75204
Email: john@nadahomes.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between $issuer$, a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                LLC d/b/a Republic
Date   Date